Exhibit 5.1

Locke Lord Edwards 111 Huntington Avenue Boston, MA 02199 Telephone: 617-239-0100 Fax: 617-227-4420 www.lockelord.com

February 16, 2016

Enanta Pharmaceuticals, Inc.

500 Arsenal Street

Watertown, MA 02472

Re:	Registration Statement on Form S-8

Ladies and Gentlemen:

We are furnishing this opinion in connection with the Registration Statement on Form S-8 (the “Registration Statement”) to be filed on or about the date hereof with the Securities and Exchange Commission relating to 561,505 shares of Common Stock, $0.01 par value per share (the “Shares”), of Enanta Pharmaceuticals, Inc., a Delaware corporation (the “Company”), that may be offered from time to time pursuant to the provisions of the Company’s 2012 Equity Incentive Plan (the “Plan”).

We have acted as your counsel in connection with the preparation of the Registration Statement and are familiar with the proceedings taken and proposed to be taken by the Company in connection with the authorization, issuance and sale of the Shares. We have made such examination as we consider necessary to render this opinion.

Based upon the foregoing, it is our opinion that, when issued in accordance with the terms of the Plan and the options or other rights granted thereunder, the Shares will be duly authorized, validly issued, fully paid and nonassessable.

The opinion expressed above is limited to the Delaware General Corporation Law, including applicable provisions of the Delaware Constitution and reported judicial decisions interpreting Delaware General Corporation Law, and the federal laws of the United States.

We hereby consent to the use of our name in the Registration Statement and consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement.

Very truly yours,

/S/ LOCKE LORD LLP